UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Educate, Inc.

(Name of the Issuer)

Educate, Inc.
Rudolf Christopher Hoehn-Saric
Douglas L. Becker
Steven M. Taslitz
Merrick M. Elfman
Eric D. Becker
Peter J. Cohen
Jeffrey H. Cohen
Kevin E. Shaffer
Edge Acquisition, LLC
Edge Acquisition Corporation
Sterling Capital Partners, L.P.
Sterling Capital Partners II, L.P.
Sterling Capital Partners GmbH & Co.KG
Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
Citigroup Capital Partners II Employee Master Fund, L.P.
Citigroup Capital Partners II Onshore, L.P.
Citigroup Capital Partners II Cayman Holdings, L.P.
CGI CPE LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P100

(CUSIP Number of Class of Securities)

Educate, Inc. 1001 Fleet Street Baltimore, Maryland 21202 (410) 843-8000 (312) 902-5200	Rudolf Christopher Hoehn-Saric c/o Fund Management Services, LLC 6225 Smith Avenue Suite 210 Baltimore, Maryland 21209 (443) 703-1700
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Jeffrey H. Cohen, Esq. Rick Madden, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 (213) 687-5000	Mark D. Wood, Esq. Katten Muchin Rosenman LLP 525 West Monroe Chicago, IL 60661 (312) 902-5200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240.14a-1 through
240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities
Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:       ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$371,482,344	$11,404.51

* Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon: 43,163,307 shares of common stock, par value $0.01 per share (“Common Stock”), of Educate, Inc. outstanding and owned by stockholders other than Educate, Inc., and 3,271,986 shares of Common Stock underlying outstanding stock options. The filing fee equals the product of (i) 46,435,293 of shares of Common Stock  and (ii) the merger consideration of $8.00 in cash per share of Common Stock (the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .0000307.

☒   Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,404.51

Form or Registration No.: Preliminary Schedule 14A

Filing Party: Educate, Inc.

Date Filed:  March 9, 2007

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Educate, Inc., a Delaware corporation (the “Company”) and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Edge Acquisition, LLC, a Delaware limited liability company (“Parent”), Edge Acquisition Corporation, a Delaware corporation (“MergerCo”) and wholly-owned subsidiary of Parent, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CGI CPE LLC, Sterling Capital Partners GmbH & Co.KG, Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P. (collectively, the “Filing Persons”). Messrs. P. Cohen, J. Cohen and Shaffer are sometimes referred to herein collectively as “potential rollover optionees.” This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of January 28, 2007, by and between the Company, Parent and MergerCo (the “Merger Agreement”).

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied, MergerCo will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Company will be a wholly-owned subsidiary of Parent. In the Merger, (a) all of the issued and outstanding shares of the Company’s common stock (other than shares held by Parent, MergerCo, the Company or any of their respective direct or indirect wholly-owned subsidiaries, and other than shares held by stockholders properly exercising appraisal rights), par value $0.01 per share, will be converted into the right to receive $8.00 per share in cash, without interest, and (b) the holders of each outstanding option to acquire the Company’s common stock (other than any options held by Mr. Hoehn-Saric and certain options, if any, elected to be retained by the potential rollover optionees), will receive, for each share subject to such option, an amount equal to the excess, if any, of $8.00 over the exercise price of such option, without interest.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and may vote upon a proposal to adopt the Merger Agreement, and pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a) (1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Schedule 13E-3 concerning any of the

Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1.  Summary Term Sheet.

The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions And Answers About The Merger” is incorporated herein by reference.

ITEM 2.  Subject Company Information.

(a)        Educate, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
410-843-8000

(b)           The information contained in the sections of the Proxy Statement entitled “Questions And Answers About The Merger” and “The Special Meeting — Record Date; Quorum and Voting” is incorporated herein by reference.

(c)           The information contained in the section of the Proxy Statement entitled “Market Prices And Dividend Information” is incorporated herein by reference.

(d)           The information contained in the section of the Proxy Statement entitled “Market Prices And Dividend Information” is incorporated herein by reference.

(e)           None.

(f)            The information contained in the section of the Proxy Statement entitled “Common Stock Transaction Information” is incorporated herein by reference.

ITEM 3.  Identity and background of filing persons.

(a)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet” and “The Transaction Participants” is incorporated herein by reference.

(b)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “The Transaction Participants” and “Summary Financial Information” is incorporated herein by reference.

(c)           The information contained in the section of the Proxy Statement entitled “The Transaction Participants” is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

(a)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions And Answers About The Merger,” “The Special Meeting,” “Special Factors,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger” is incorporated herein by reference.

(c)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Financing for the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “The Merger Agreement — Treatment of Stock Options and Other Stock Rights” is incorporated herein by reference.

(d)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “The Special Meeting — Record Date; Quorum and Voting” and “Appraisal Rights” is incorporated herein by reference.

(e)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Where You Can Find More Information.”

(f)            Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” and “Common Stock Ownership Of Management, Executive Officers And Certain Beneficial Owners” is incorporated herein by reference.

(b)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” and “Common Stock Ownership Of Management, Executive Officers And Certain Beneficial Owners” is incorporated herein by reference.

(c)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” and “Common Stock Ownership Of Management, Executive Officers And Certain Beneficial Owners” is incorporated herein by reference.

(e)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions And Answers About the Merger,” “The Special Meeting,” “Special Factors — Interests of Certain Persons in the Merger” and “Annex B — Voting Agreement.”

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

(b)           The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Financing of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” “The Merger Agreement — Treatment of Stock Options and Other Stock Rights,” “The Merger Agreement — The Merger” and “Annex A — Agreement and Plan of Merger” is incorporated herein by reference.

(c)           (1)-(c)(8) The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Financing for the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger” is incorporated herein by reference.

(d)           Not applicable.

ITEM 7.  Purposes, Alternatives, Reasons and Effects.

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger,” “Special Factors — Background of the Merger, “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Purposes and Reasons of the Participating Management Members for the Merger,” “Special Factors — Purposes and Reasons of Mr. Becker for the Merger,” “Special Factors — Purposes and Reasons of Parent, MergerCo,  Citigroup and Sterling for the Merger” and “Special Factors—Purposes and Reasons of the other Rollover Investors for the Merger.”

(b)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger, “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger” and “Special Factors — Conduct of Our Business if the Merger is Not Completed.”

(c)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Purposes and Reasons of the Participating Management Members for the Merger,” “Special Factors — Purposes and Reasons of Mr. Becker for the Merger,” “Special Factors — Purposes and Reasons of Parent, MergerCo, Citigroup and Sterling for the Merger,” and “Special Factors—Purposes and Reasons of the Other Rollover Investors for the Merger,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “Special Factors — Plans for Educate after the Merger” and “Special Factors — Certain Effects of the Merger.”

(d)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Conduct of Our Business if the Merger is Not Completed,” “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

ITEM 8.  Interest in securities of the subject company.

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Position of the Participating Management Members as to Fairness,” “Special Factors — Position of Mr. Becker as to Fairness,” “Special Factors — Position of Parent, MergerCo, the Other Rollover Investors, Citigroup and Sterling as to Fairness,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “Annex C — Opinion of Credit Suisse Securities (USA) LLC” and “Annex D — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(b)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Purpose and Reasons of the Participating Management Members for the Merger,” “Special Factors — Purpose and Reasons of Mr. Becker for the Merger,” “Special Factors — Purpose and Reasons of Parent, MergerCo, Citigroup and Sterling for the Merger,” and “Special Factors—Purposes and Reasons of the Other Rollover Investors for the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “Annex C — Opinion of Credit Suisse Securities (USA) LLC” and “Annex D — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(c)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Merger,” “The Special Meeting,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors” and “The Merger Agreement.”

(d)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Position of the Participating Management Members as to Fairness,” “Special Factors — Position of Mr. Becker as to Fairness,” “Special Factors — Position of Parent, MergerCo, the Other Rollover Investors, Citigroup and Sterling as to Fairness,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “Annex C — Opinion of Credit Suisse Securities (USA) LLC” and “Annex D — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(e)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger” and “Special Factors — Interests of Certain Persons in the Merger.”

(f)            None.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “The Merger Agreement,” “Market Prices and Dividend Information,” “Annex C — Opinion of Credit Suisse Securities (USA) LLC” and “Annex D — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(b)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Plans for Educate after the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Opinions of Negotiation Committee’s Financial Advisors,” “The Merger Agreement,” “Annex C — Opinion of Credit Suisse Securities (USA) LLC” and “Annex D — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(c)           The information contained in the section of the Proxy Statement entitled “Where You Can Find More Information” is incorporated herein by reference.

ITEM 10.               Sources and Amounts of Funds or Other Consideration.

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Financing for the Merger,” “Special Factors — Fees and Expenses,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

(b)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Conduct of Our Business if the Merger is Not Completed,” “Special Factors — Financing for the Merger,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

(c)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Financing for the Merger,” “Special Factors — Fees and Expenses,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

(d)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet” “Special Factors — Background of the Merger,” “Special Factors — Financing for the Merger,” “The Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

ITEM 11.               Interest in Securities of the Subject Company.

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Interests of Certain Persons in the Merger,” and “Common Stock Ownership Of Management, Executive Officers And Certain Beneficial Owners.”

(b)           The information contained in the sections of the Proxy Statement entitled “Common Stock Ownership Of Management, Executive Officers And Certain Beneficial Owners” and “Common Stock Transaction Information” is incorporated herein by reference.

ITEM 12.               The Solicitation or Recommendation.

(d)           The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet,” “Questions And Answers About The Merger,” “The Special Meeting,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Purpose and Reasons of the Participating Management Members for the Merger,” “Special Factors — Purpose and Reasons of Mr. Becker for the Merger,” “Special Factors — Purpose and Reasons of Parent, MergerCo, Citigroup and Sterling for the Merger,” “Special Factors— Purpose and Reasons of the Other Rollover Investors for the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Annex B — The Voting Agreement.”

(e)           The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Purpose and Reasons of the Participating Management Members for the Merger,” “Special Factors — Purpose and Reasons of Mr. Becker for the Merger,” “Special Factors — Purpose and Reasons of Parent, MergerCo, Citigroup and Sterling for the Merger” and “Special Factors—Purpose and Reasons of the Other Rollover Investors for the Merger.”

ITEM 13.               Financial Statements .

(a)           The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Financial Information” and “Where You Can Find More Information.”

(b)           Not applicable.

ITEM 14.               Persons/Assets Retained, Employed, Compensated or Used.

(a)-(b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet,” “Questions And Answers About The Merger,” “Special Factors — Background of the Merger,” “The Special Meeting,” “Special Factors — Background of the Merger,” “Special Factors — Fairness of the Merger; Recommendation of Our Board of Directors,” “Special Factors — Interests of Certain Persons in the Merger” and “Special Factors — Fees and Expenses.”

ITEM 15.               Additional Information.

(b)           The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.               Exhibits.

(a)(1)	Letter to Stockholders of Educate, Inc. (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)
(a)(2)

Notice of Special Meeting of Stockholders of Educate, Inc. (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)

(a)(3)	Proxy Statement of Educate, Inc. (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)
(b)(1)

J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Debt Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.12 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(b)(2)	J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Amendment to Debt Commitment Letter, dated May 7, 2007
(c)(1)

Fairness Opinion of Credit Suisse Securities (USA) LLC, dated January 27, 2007 (incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)

(c)(2)

Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated January 27, 2007 (incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)

(c)(3)	Presentation of Credit Suisse Securities (USA) LLC to the Negotiation Committee of the Board of Directors of Educate, Inc., dated January 26, 2007*
(c)(4)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Negotiation Committee of the Board of Directors of Educate, Inc., dated January 26, 2007*
(c)(5)	Presentation of Credit Suisse Securities (USA) LLC to the Negotiation Committee of the Board of Directors of Educate, Inc., dated October 18, 2006*
(c)(6)	Presentation of Signal Hill Capital Group, LLC to the Board of Directors of Educate, Inc., dated September 22, 2006*
(c)(7)	Presentation of Signal Hill Capital Group, LLC to R. Christopher Hoehn-Saric, dated November 2, 2005**
(d)(1)

Merger Agreement, by and among Parent, MergerCo and the Issuer, dated January 28, 2007 (incorporated by reference to Annex A of the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)

(d)(2)	Sterling Capital Partners, L.P. Limited Guarantee, dated as of January 28, 2007 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)
(d)(3)	Sterling Capital Partners II, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)
(d)(4)

Citigroup Capital Partners II Cayman Holdings, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)

(d)(5)

Citigroup Capital Partners II Onshore, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)

(d)(6)

Citigroup Capital Partners II Employee Master Fund, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)

(d)(7)

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007)

(d)(8)	CGI CPE LLC Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).
(d)(9)

Sterling Capital Partners, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.01 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(10)

Sterling Capital Partners II, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.02 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(11)

Citigroup Capital Partners II Cayman Holdings, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.03 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(12)

Citigroup Capital Partners II Onshore, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.04 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(13)

Citigroup Capital Partners II Employee Master Fund, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.05 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(14)

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.06 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(15)	CGI CPE LLC Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.07 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)
(d)(16)

Rudolf Christopher Hoehn-Saric Rollover Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.08 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(17)

Steven M. Taslitz Rollover Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.09 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(18)

Eric D. Becker Rollover Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.10 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(19)

Merrick M. Elfman Rollover Equity Commitment Letter, dated January 28, 2007 (incorporated by reference to Exhibit 7.11 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(d)(20)

Voting Agreement, by and among Parent, MergerCo, Apollo Sylvan, LLC and Apollo Sylvan II, LLC, dated January 28, 2007 (incorporated by reference to Annex B of the Proxy Statement on Schedule 14A filed by Educate, Inc. with the Securities and Exchange Commission on May 11, 2007)

(d)(21)

Limited Liability Company Agreement of Parent, dated as of January 28, 2007 (incorporated by reference to Exhibit 7.23 of Amendment No. 1 to Schedule 13D filed by Mr. R. Christopher Hoehn-Saric on February 1, 2007)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E of the Proxy Statement of Educate, Inc. filed with the Securities and Exchange Commission on May 11, 2007)
(g)	None

*	Previously filed on March 9, 2007
**	Previously filed on April 16, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  May 9, 2007

Educate, Inc.

By:	/s/ Rudolf Christopher Hoehn-Saric
Name: Rudolf Christopher Hoehn-Saric
Title: Chief Executive Officer

Edge Acquisition, LLC

By:	/s/ Lee McGee
Name: Lee McGee
Title: Vice President and Secretary

Edge Acquisition Corporation

By:	/s/ Lee McGee
Name: Lee McGee
Title: Vice President and Secretary

Sterling Capital Partners, L.P.

By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Sterling Capital Partners II, L.P.

By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Sterling Capital Partners GmbH & Co. KG

By:	SC Partners, L.P., its managing limited partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

/s/ Rudolf Christopher Hoehn-Saric
Rudolf Christopher Hoehn-Saric

/s/ Douglas L. Becker
Douglas L. Becker

/s/ Steven M. Taslitz
Steven M. Taslitz

/s/ Merrick M. Elfman
Merrick M. Elfman

/s/ Eric D. Becker
Eric D. Becker

/s/ Peter J. Cohen
Peter J. Cohen

/s/ Jeffrey H. Cohen
Jeffrey H. Cohen

/s/ Kevin E. Shaffer
Kevin E. Shaffer

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

CGI CPE LLC
	By:	CGI Private Equity LP, LLC, its sole member

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Assistant Secretary